UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CROSS SHORE DISCOVERY FUND

(Name of Subject Company (Issuer))

CROSS SHORE DISCOVERY FUND

(Name of Filing Person(s) (Issuer))

Institutional Shares

(Title of Class of Securities)

22757Y104

(CUSIP Number of Class of Securities)

Emily Schmidt

Assistant Secretary

Cross Shore Discovery Fund

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(513) 869-4303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Thomas G. Sheehan

Practus, LLP

11300 Tomahawk Creek Parkway

Suite 310

Leawood, KS 66211

(207) 553-3834

August 1, 2023

(Date Tender Offer First Published,

Sent or Given to Security Holders)

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1. SUMMARY TERM SHEET

●	Cross Shore Discovery Fund (the “Fund”) is offering to purchase up to 10% of the net asset value of its Institutional Shares (“Shares”) that are tendered by shareholders of that class (“Shareholders”) and not withdrawn consistent with the terms of the Offer to Purchase and the Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”). The Offer is being made to all Shareholders.

●	The net asset value of the Shares will be calculated for this purpose as of September 29, 2023 or, if the Offer is extended, as of such later date as the Fund’s Board of Trustees (each a “Trustee” and collectively, the “Board”) shall determine (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

Shareholders may tender all of their Shares or any portion of their Shares (defined as a specific dollar value or as a number of Shares). The Fund requires that a tendering Shareholder tender a minimum of $25,000 worth of Shares. A Shareholder tendering only a portion of its Shares will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase of Shares by the Fund. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect of a repurchase) to fall below $25,000, the Fund may reduce the amount to be repurchased so that value of the Shareholder’s account is at least $25,000 or the Fund may repurchase all of the Shareholder’s Shares.

●	If the Fund accepts the tender of all or a portion of a Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of securities and portfolio assets held by the Fund, or borrowings. The Fund does not currently intend to use borrowings to pay for the purchase of Shares pursuant to the Offer.

●	The Offer remains open to Shareholders until 11:59 P.M., Eastern Time, on August 31, 2023 or any later date corresponding to an extension of the Offer (in each case, the “Expiration Date”). Responses to the Offer received by the Fund or its designated agent after the Expiration Date will be void.

Prior to the Expiration Date, Shareholders have the right to change their minds and withdraw tenders of their Shares.

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●	If a Shareholder would like the Fund to purchase all of its Shares or any portion of its Shares, it should complete, sign and either: (a) mail or otherwise deliver a Letter of Transmittal, enclosed with this Offer, to Cross Shore Discovery Fund – Institutional Shares, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to Cross Shore Discovery Fund at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax it to the Fund at 1-513-587-3438, so that it is received before 11:59 P.M., Eastern Time, on the Expiration Date. IF THE SHAREHOLDER ELECTS TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN TIME ON THE EXPIRATION DATE). The value of Shares is expected to change between May 31, 2023 (the last time prior to the date of this filing as of which the Fund’s net asset value was calculated) and the Valuation Date. Shareholders may obtain the net asset value of their Shares, which the Fund calculates monthly, by contacting the Fund at 1-844-300-7828 or at one of the addresses or the fax number listed above, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

●	If Shareholders tender for purchase more Shares than the Fund is offering to purchase during the offering period, the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

●	Please note that just as each Shareholder has the right to withdraw the tender of its Shares, the Fund has the right to cancel or amend the Offer or postpone the acceptance of Shares tendered for purchase thereunder at any time before 11:59 P.M., Eastern Time, on the Expiration Date. Also realize that although the Offer expires on the Expiration Date, a Shareholder that tenders all or a portion of its Shares will remain a Shareholder in the Fund with respect to the Shares tendered notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase through the Valuation Date. Accordingly, the value of tendered Shares remains subject to the investment risks of the Fund as set forth in the Prospectus until the Valuation Date.

●	Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be paid cash equal in an amount not less than ninety-five percent (95%) of the unaudited net asset value of the Shares, determined as of the Valuation Date (the “Initial Payment”). The Initial Payment will be made within sixty-five (65) calendar days after the Expiration Date. A second and final payment (the “Final Payment”) (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Institutional Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 2 business days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

ITEM 2. ISSUER INFORMATION

(a) The Fund is the sole series of Cross Shore Discovery Fund, a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. Shares are registered under the Securities Act of 1933, as amended. The principal executive office of the Fund is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-844-300-7828.

(b) The title of the securities that is the subject of the Offer is Institutional Shares of the Fund. As of the close of business on June 1, 2023, there were approximately 413,178.329 outstanding Shares and the net asset value of the Fund was approximately $32,223,638.77 (based on the net asset value of those Shares). Subject to the terms set forth in the Offer, the Fund will purchase up to 10% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date), that are tendered by Shareholders and not withdrawn as described above in Item 1.

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(c) Shares are not traded in any market, and the transfer thereof is strictly limited by the terms of Prospectus and the Fund’s Agreement and Declaration of Trust dated May 20, 2014 (the “Trust Instrument”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is Cross Shore Discovery Fund. The Fund’s principal executive office is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-844-300-7828. The investment adviser of the Fund is Cross Shore Capital Management, LLC (the “Adviser”). Victor Stewart Linell, Neil Kuttner and Benjamin Ralph Bloomstone are the managing members of the Adviser and the Adviser’s sole owners. The principal executive office of the Adviser is located at 111 Great Neck Road, Suite 210, Great Neck, New York 11021 and its telephone number is 1-516-684-4040.

The Fund’s Trustees are Benjamin R. Bloomstone, David J. Gruber and Thomas E. Niehaus. The Fund’s Principal Executive Officer, Principal Financial Officer and Chief Compliance Officer are Benjamin R. Bloomstone, Zachary P. Richmond and Martin R. Dean, respectively. The address of the Trustees and the officers is C/O Cross Shore Discovery Fund, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246.

As of June 1, 2023, Cross Shore QP Partners, LP, owned beneficially more than twenty-five percent (25%) of the Fund’s outstanding Shares. As general partner and investment adviser to Cross Shore QP Partners, LP, respectively, each of Cross Shore GP, LLC and Cross Shore Capital Management, LLC may be deemed to have an indirect beneficial interest in more than twenty-five percent (25%) of the Fund’s outstanding Shares. As Managing Members of each of Cross Shore Capital Management, LLC and Cross Shore GP, LLC, each of Messrs. Bloomstone, Kuttner and Linell may be deemed to have an indirect beneficial interest in more than twenty-five percent (25%) of the Fund’s outstanding Shares. Cross Shore QP Partners, LP and Cross Shore GP, LLC maintain the same address as Cross Shore Capital Management, LLC.

Shareholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Shareholders of the Fund.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the terms set forth in the Offer, the Fund will purchase up to 10% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date) that are tendered by Shareholders by 11:59 P.M., Eastern Time, on the Expiration Date and that are not withdrawn. The Offer is being made to all Shareholders.

(ii) The purchase price of Shares tendered to and accepted by the Fund for purchase will be their net asset value as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Shares equals that net asset value divided by the number of the then issued and outstanding Shares.

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Shareholders may tender all or a portion of their Shares (defined as a specified dollar value or as a number of Shares). The Fund requires that a tendering Shareholder tender a minimum of $25,000 worth of Shares. A Shareholder tendering only a portion of its Shares for purchase will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may reduce the amount to be repurchased so that value of the Shareholder’s account is at least $25,000 or the Fund may repurchase all of the Shareholder’s Shares.

If the Fund accepts all or a portion of a Shareholder’s tendered Shares, the Shareholder will be paid cash equal in an amount not less than ninety-five percent (95%) of the unaudited net asset value of the Shares, determined as of the Valuation Date (the “Initial Payment”). The Initial Payment will be made within sixty-five (65) calendar days after the Expiration Date. A second and final payment (the “Final Payment”) (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Institutional Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 2 business days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

(iii) The Offer is scheduled to expire at 11:59 P.M., Eastern Time, on the Expiration Date.

(iv) Not applicable.

(v) The Fund reserves the right to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer as described in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; or (b) amend or postpone the acceptance of Shares as described in Sections 3 and 7 of the Offer. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open and will promptly notify Shareholders.

The Fund also reserves the right to adjust the Valuation Date as a result of any extension or amendment of the Offer. Accordingly, the purchase price of Shares accepted for purchase by the Fund will be the net asset value thereof as of September 29, 2023 if the Offer expires on the initial Expiration Date or, if the Offer is extended, as of such later date as the Board shall determine.

There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone the acceptance of tenders pursuant to the Offer.

(vi) A tender may be withdrawn at any time before 11:59 P.M., Eastern Time on the Expiration Date.

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(vii) Shareholders wishing to tender Shares pursuant to the Offer should send a completed and executed Letter of Transmittal by either: (a) mailing or otherwise delivering a Letter of Transmittal, enclosed with this Offer, to Cross Shore Discovery Fund – Institutional Shares, PO Box 46707, Cincinnati, OH 45246 (for certified mail, return receipt requested) or to Cross Shore Discovery Fund at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) faxing it to the Fund at 1-513-587-3438. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or fax, no later than 11:59 P.M. on the Expiration Date. A Shareholder electing to fax a Letter of Transmittal to the Fund must also send or deliver the original completed and executed Letter of Transmittal to the Fund promptly thereafter.

Shareholders may obtain monthly net asset value information, which the Fund calculates based on pricing information received from third party vendors and, with respect to Portfolio Funds, information received from the Portfolio Funds, until the expiration of the Offer, by contacting the Fund at the telephone number or one of the addresses set forth on page ii, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

Any Shareholder tendering Shares pursuant to the Offer may withdraw such tender as described in Item 4(a)(1)(vi) above. To be effective, any notice of withdrawal of a tender must be timely received by the Fund by: (a) mailing or otherwise delivering a Notice of Withdrawal of Tender, enclosed with this Offer, to Cross Shore Discovery Fund – Institutional Shares, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to Cross Shore Discovery Fund at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) faxing it to the Fund at 1-513-587-3438, so that it is received no later than the Expiration Date. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, the Shares may be tendered again prior to the Expiration Date by following the procedures set forth above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder’s Shares.

(ix) Shareholders who tender Shares in a tender offer may not have all of the tendered Shares purchased by the Fund. If the number of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of the Offer is less than or equal to 10% of the net asset value of the Shares (based on the net asset value per Share as of the Valuation Date), the Fund will, subject to the terms of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone the acceptance of tenders made pursuant to the offer, as provided in Section 7 of the Offer. If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 of the Offer exceeds 10% of the net asset value of Shares (based on the net asset value per Share as of the Valuation Date), the Fund will purchase only a pro rata portion of the Shares tendered by each Shareholder.

(x) The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in

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the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments. The Fund believes, however, that this result is unlikely. To raise the necessary cash to purchase Shares pursuant to the Offer, the Adviser expects to minimize Fund portfolio changes by liquidating portfolio assets on a pro rata basis to the extent possible given applicable Portfolio Fund liquidity restrictions and withdrawal notification requirements. The liquidation of Fund investments, including but not limited to Portfolio Funds, earlier than the Adviser would otherwise have liquidated such holdings may potentially result in losses or increased investment related expenses of the Fund. A reduction in the aggregate assets of the Fund may also result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses born by the Fund are relatively fixed and do not decrease as assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders subsequent to the date of this Offer.

(xi) Not applicable.

(xii) The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the purchase of Shares by the Fund for cash pursuant to the Offer. This summary does not purport to be a complete description of the income tax considerations applicable to such purchase. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

This summary assumes that Shareholders hold Shares as capital assets (generally, property held for investment). The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has neither sought nor will seek any ruling from the Internal Revenue Service, or “IRS,” regarding this Offer. This summary does not discuss any aspects of foreign, state or local tax.

A “U.S. Shareholder” is a beneficial owner of Shares that is for U.S. federal income tax purposes: (a) a citizen or individual resident of the United States; (b) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, or any state thereof or the District of Columbia; (c) a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or (d) an estate, the income of which is subject to U.S. federal income taxation regardless of its source. If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Shares. Such Shareholder’s gain or loss is generally calculated by subtracting from the gross proceeds the cost basis of its Shares sold or otherwise disposed of.

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For non-corporate U.S. Shareholders, any gain arising from a sale or disposition generally will be treated as long-term capital gain or loss if the Shareholder has held its Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within thirty (30) calendar days before or after the disposition.

The Fund may be required to withhold U.S. federal income tax, or “backup withholding,” currently at a rate of twenty-four percent (24%), from all taxable distributions to any non-corporate U.S. Shareholder: (a) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Shareholder is exempt from backup withholding, or (b) with respect to whom the IRS notifies the Fund that such Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability and may entitle such Shareholder to a refund; provided that proper information is timely provided to the IRS.

(a)(2) Not applicable.

(b) The Offer is open to all Shareholders of the Fund. To the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender Shares pursuant to the Offer. Any Shares to be purchased from any Trustee, officer or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

A copy of: (1) Cover Letter to Offer to Purchase and Letter of Transmittal; (2) Offer to Purchase; (3) Form of Letter of Transmittal; (4) Form of Notice of Withdrawal of Tender; and (5) Form of Letter from the Fund to Shareholders that will be sent in connection with the Fund’s acceptance of tenders of Shares, are attached hereto as Exhibits A, B, C, D, and E, respectively.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Prospectus and the Subscription Agreement executed by each Shareholder, each of which were provided to each Shareholder prior to subscribing for Shares, provide that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Board expects that tender offers, if authorized, will be made no more frequently than quarterly and will typically have a valuation date as of March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the last business day of such calendar quarter). Shareholders who tender Shares in a tender offer may not have all of the tendered Shares purchased by the Fund. If a tender offer is oversubscribed, the Fund generally will only purchase a pro rata portion of the amount tendered by each Shareholder. Because there is no secondary trading market for Shares and

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transfers of Shares are only permitted under limited circumstances, the Board has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus that the Offer is in the best interests of Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser, a Trustee or any person controlling the Fund or the Adviser; and (b) any other person, with respect to the Shares.

The Fund previously offered to repurchase Shares as of June 30, 2023. No Shares were tendered pursuant to that offer.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Prospectus and Trust Instrument.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Prospectus and Trust Instrument.

(c) The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s investment adviser, or members of the Board, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each month and from time to time in the discretion of the Board, or the disposition of Shares (other than pursuant to tender offers to repurchase Shares approved by the Board); or (vii) any changes in the Trust Instrument or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Because the Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A §229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

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(a) The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 10% of the Shares’ net asset value (based on the net asset value per Share as of the Valuation Date), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (iii) possible borrowings as describe in paragraph (b) below.

(b) Neither the Fund nor the Board, has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund’s portfolio assets.

(d) See Item 7(b).

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER.

(a)       As of June 1, 2023, the Fund, the Adviser, any Trustee, any Officer, and any person controlling the Fund or the Adviser held (or had interest in) the below referenced Shares:1

Name	Relationship to Fund	Shares Held	% of Outstanding Shares
Benjamin Ralph Bloomstone	Portfolio Manager; Shareholder; Managing Member, Cross Shore Capital Management, LLC and Cross Shore GP, LLC; Trustee and Principal Executive Officer of the Fund	51,113.500[1]	12.37%[1]
Cross Shore Capital Management, LLC	Investment Adviser; Shareholder; Managing Member, Cross Shore QP Partners, LP	18,557.678[2]	4.49%[2]
Cross Shore GP, LLC	Managing Member, Cross Shore Capital Management, LLC and Cross Shore QP Partners, LP	156,181.160[3]	37.80%[3]
Cross Shore QP Partners, LP	Shareholder	156,181.160	37.80%
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Neil Kuttner	Shareholder; Managing Member, Cross Shore Capital Management, LLC and Cross Shore GP, LLC	39,606.931[4]	9.59[4]
Victor Stewart Linell	Portfolio Manager; Shareholder; Managing Member, Cross Shore Capital Management, LLC and Cross Shore GP, LLC	42,701.738[5]	10.33%[5]

1.	Mr. Bloomstone is the direct beneficial owner of 51,113.50 Shares. Mr. Bloomstone may be deemed to have an indirect beneficial interest in Shares held in the name of the Cross Shore QP Partners, LP (156,181.160 Shares) because Mr. Bloomstone is a Managing Member of Cross Shore GP, LLC and Cross Shore Capital Management, LLC, the Cross Shore QP Partners, LP’s general partner and investment adviser, respectively. Mr. Bloomstone may be deemed to have an indirect beneficial interest in Shares held in the name of Cross Shore Capital Management, LLC (18,557.678 Shares) because Mr. Bloomstone is a Managing Member of that entity.

2.	Cross Shore Capital Management, LLC is the direct beneficial owner of 18,557.678 Shares. Cross Shore Capital Management, LLC may be deemed to have an indirect beneficial interest in Shares held in the name of the Cross Shore QP Partners, LP (156,181.160 Shares) because it is the investment adviser to that entity.

3.	Cross Shore GP, LLC may be deemed to have an indirect beneficial interest in Shares held in the name of Cross Shore QP Partners, LP (156,181.160 Shares) because it is the general partner of that entity.

4.	Mr. Kuttner is the direct beneficial owner of 39,606.931 Shares. Mr. Kuttner may be deemed to have an indirect beneficial interest in Shares held in the name of the Cross Shore QP Partners, LP (156,181.160 Shares) because Mr. Kuttner is a Managing Member of Cross Shore GP, LLC and Cross Shore Capital Management, LLC, the Cross Shore QP Partners, LP’s general partner and investment adviser, respectively. Mr. Kuttner may be deemed to have an indirect beneficial interest in Shares held in the name of Cross Shore Capital Management, LLC (18,557.678 Shares) because Mr. Kuttner is a Managing Member of that entity.

5.	Mr. Linell is the direct beneficial owner of 42,701.738 Shares. Mr. Linell may be deemed to have an indirect beneficial interest in Shares held in the name of the Cross Shore QP Partners, LP (156,181.160 Shares) because Mr. Linell is a Managing Member of Cross
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Shore GP, LLC and Cross Shore Capital Management, LLC, the Cross Shore QP Partners, LP’s general partner and investment adviser, respectively. Mr. Linell may be deemed to have an indirect beneficial interest in Shares held in the name of Cross Shore Capital Management, LLC (18,557.678 Shares) because Mr. Linell is a Managing Member of that entity.

(b) The Fund issues and repurchases Shares in the ordinary course of business. Otherwise, there have been no transactions known to the Fund involving Shares that were effected during the past 60 days by the Fund, the Adviser, any Trustee, any Officer or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations on January 2, 2015. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 30b2-1 under the 1940 Act, which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the semi-annual fiscal period ended September 30, 2021 previously filed via EDGAR on form N-CSR on December 7, 2021;

Audited financial statements for the fiscal year ended March 31, 2022 previously filed via EDGAR on Form N-CSR on June 7, 2022; and

Unaudited financial statements for the semi-annual fiscal period ended September 30, 2022 previously filed via EDGAR on Form N-CSR on December 5, 2022.

Audited financial statements for the fiscal year ended March 31, 2023 previously filed via EDGAR on Form N-CSR on June 9, 2023;

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Net asset value per Share was $77.99 (rounded to two decimal places) on May 31, 2023.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

13

ITEM 11.	ADDITIONAL INFORMATION.

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer and are incorporated herein by reference:

A.       Cover Letter to Offer to Purchase and Letter of Transmittal.

B.       Offer to Purchase.

C.       Form of Letter of Transmittal.

D.       Form of Notice of Withdrawal of Tender.

E.       Form of Letter from Fund to Shareholders in connection with Fund’s acceptance of tenders of Shares.

Filing Fee Table

14

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CROSS SHORE DISCOVERY FUND

By:	/s/ Benjamin R. Bloomstone
	Name:	Benjamin R. Bloomstone
	Title:	President, Chief Executive Officer

August 1, 2023

15

EXHIBIT INDEX

EXHIBITS

A.       Cover Letter to Offer to Purchase and Letter of Transmittal.

B.       The Offer to Purchase.

C.       Form of Letter of Transmittal.

D.       Form of Notice of Withdrawal of Tender.

E.       Form of Letter from Fund to Shareholders in connection with Fund’s acceptance of tenders of Shares.

Filing Fee Table